EXHIBIT 99.1

Navios Maritime Partners L.P. Reports

Financial Results for the Fourth Quarter and Year Ended December 31, 2016

•	Revenue: $190.5 million for the year; $49.7 million in Q4

•	Adjusted EBITDA: $123.5 million for the year; $33.6 million in Q4

•	$177.8 million net debt reduction in 2016 and 2017 YTD

•	$100.0 million debt repaid in January 2017

•	$77.8 million net debt reduction in 2016

•	$100.0 million increase in collateral value to Term Loan B

•	$151.1 million of liquidity from asset sales (2016-2017YTD)

MONACO, February 14, 2017 – Navios Maritime Partners L.P. (“Navios Partners” or the “Company”) (NYSE: NMM), an international owner and operator of container and dry bulk vessels, today reported its financial results for the fourth quarter and year ended December 31, 2016.

Angeliki Frangou, Chairman and Chief Executive Officer of Navios Partners stated, “I am pleased with the results for 2016, a year of many challenges. For the full year, Navios Partners reported revenue of $190.5 million and EBITDA of $76.9 million. For the fourth quarter, Navios Partners reported revenue of $49.7 million and EBITDA of $23.6 million.”

Angeliki Frangou continued, “We actively managed our liquidity in 2016, generating about $151 million from the sale of vessels and securities. We also reduced long-term debt by almost $178 million and increased the collateral value of the Term Loan B by about $100 million. Overall, we are positioned to take advantage of a recovery in the dry sector.”

Debt Repayments - Deleveraging

In January 2017, following the completion of the sale of the MSC Cristina, Navios Partners repaid approximately $100.0 million of bank debt. Proforma for these repayments, net debt/book capitalization for December 31, 2016, has decreased to 36.5%. In addition, during 2016, the Company reduced its net debt by $77.8 million.

Completion of Sale of the MSC Cristina

In January 2017, the Company completed the sale of the MSC Cristina, a 2011 South Korean-built Container vessel of 13,100 TEU. The vessel was sold to an unrelated third party for a total net sale price of $125.0 million. Approximately $100.0 million of the sale proceeds were used to repay bank debt.

Sale of the Navios Apollon

In January 2017, Navios Partners agreed to sell the Navios Apollon, a 2000 Ultra-Handymax vessel of 52,073 dwt to an unrelated third party, for a total net sale price of $4.8 million. Delivery is expected by April 2017.

Long-Term Cash Flow

Navios Partners has entered into medium to long-term time charter-out agreements for its vessels with a remaining average term of 2.8 years. Navios Partners has currently contracted out 72.6% of its available days for 2017, 38.2% for 2018 and 20.1% for 2019, including index-linked charters, respectively, expecting to generate revenues of approximately $111.9 million, $82.4 million and $54.7 million, respectively. The average expected daily charter-out rate for the fleet is $19,240, $26,690 and $24,972 for 2017, 2018 and 2019, respectively.

EARNINGS HIGHLIGHTS

For the following results and the selected financial data presented herein, Navios Partners has compiled consolidated statements of operations for the three month periods and the years ended December 31, 2016 and 2015. The quarterly 2016 and 2015 information was derived from the unaudited condensed consolidated financial statements for the respective periods. Adjusted EBITDA, Adjusted Earnings per Common Unit, Adjusted Net Income and Operating Surplus are non-GAAP financial measures and should not be used in isolation or substitution for Navios Partners’ results.

(in $‘000 except per unit data)	Three Month Period Ended December 31, 2016 (unaudited)		Three Month Period Ended December 31, 2015 (unaudited)	Year Ended December 31, 2016 (unaudited)		Year Ended December 31, 2015 (unaudited)
Revenue	$49,665		$53,314	$190,524		$223,676
Net (loss)/ income	$(2,088)		$7,807	$(52,549)		$41,805
Adjusted Net income	$7,920	(1)	$7,807	$14,613	(2)(3)	$41,805
EBITDA	$23,642		$35,732	$76,908		$153,279
Adjusted EBITDA	$33,650	(1)	$35,732	$123,544	(2)	$153,279
Earnings per Common unit (basic and diluted)	$(0.02)		$0.09	$(0.62)		$0.48
Adjusted Earnings per Common unit (basic and diluted)	$0.09	(1)	$0.09	$0.17	(2)(3)	$0.48
Operating Surplus	$24,049		$25,175	$84,958		$112,732
Maintenance and Replacement Capital expenditure reserve	$2,975		$3,621	$11,899		$13,811

(1)	Adjusted EBITDA, Adjusted Net Income and Adjusted Earnings per Common unit for the three months ended December 31, 2016 have been adjusted to exclude a $10.0 million impairment loss on one of our vessels.

(2)	Adjusted EBITDA, Adjusted Net Income and Adjusted Earnings per Common unit for the year ended December 31, 2016 have been adjusted to exclude a $19.4 million loss on the sale of the HMM securities and a $27.2 million impairment loss on two of our vessels.
(3)	Adjusted Net Income and Adjusted Earnings per Common unit for the year ended December 31, 2016 do not include the $20.5 million loss from the non-cash accelerated amortization of the intangible assets relating to two vessels.

Three month periods ended December 31, 2016 and 2015

Time charter and voyage revenues for the three month period ended December 31, 2016 decreased by $3.6 million or 6.8% to $49.7 million, as compared to $53.3 million for the same period in 2015. The decrease was mainly attributable to the decrease in TCE to $16,954 per day for the three month period ended December 31, 2016, from $18,223 per day for the three month period ended December 31, 2015. The decrease in time charter and voyage revenues was primarily due to the decline in the freight market during 2016, as compared to the same period in 2015.

EBITDA for the three months ended December 31, 2016 was negatively affected by the accounting effect of a $10.0 million impairment loss on the sale of the Navios Apollon. Excluding this item, Adjusted EBITDA decreased by $2.1 million to $33.6 million for the three month period ended December 31, 2016, as compared to $35.7 million for the same period in 2015. The decrease in Adjusted EBITDA was primarily due to a: (i) $3.6 million decrease in revenue; (ii) $2.7 million increase in general and administrative expenses; and (iii) $0.4 million increase in management fees. The above decrease was partially mitigated by a: (i) $0.1 million decrease in time and voyage charter expenses; (ii) $1.7 million increase in other income; and (iii) $2.9 million decrease in other expenses.

The reserve for estimated maintenance and replacement capital expenditures for the three month periods ended December 31, 2016 and 2015 were $3.0 million and $3.6 million, respectively (please see Reconciliation of Non-GAAP Financial Measures in Exhibit 3).

Navios Partners generated an operating surplus for the three month period ended December 31, 2016 of $24.0 million, compared to $25.2 million for the three month period ended December 31, 2015. Operating Surplus is a non-GAAP financial measure used by certain investors to assist in evaluating a partnership’s ability to make quarterly cash distributions (please see Reconciliation of Non-GAAP Financial Measures in Exhibit 3).

Net income for the three months ended December 31, 2016 was negatively affected by the accounting effect of a $10.0 million impairment loss for the Navios Apollon. Excluding this item, Adjusted net income for the three months ended December 31, 2016 amounted to $7.9 million compared to $7.8 million for the three months ended December 31, 2015. The increase in Adjusted net income of $0.1 million was due to a: (i) $2.2 million decrease in depreciation and amortization expense; (ii) $0.1 million decrease in interest expenses and finance cost, net; and (iii) $0.1 million increase in interest income. The above increase was partially mitigated by a: (i) $2.1 million decrease in adjusted EBITDA; and (ii) $0.2 million increase in direct vessel expenses, comprising of the amortization of dry dock and special survey costs.

Year ended December 31, 2016 and 2015

Time charter and voyage revenues for the year ended December 31, 2016 decreased by $33.2 million or 14.8% to $190.5 million, as compared to $223.7 million for the same period in 2015. The decrease was mainly attributable to the decrease in TCE to $16,364 per day for the year ended December 31, 2016, from $19,739 per day for the year ended December 31, 2015. The decrease in time charter and voyage revenues was primarily due to the decline in the freight market during 2016, as compared to the same period in 2015, and was partially mitigated by an increase in revenue due to the delivery of the MSC Cristina in the second quarter of 2015. As a result of the vessel acquisition in April 2015, available days of the fleet increased to 11,296 days for the year ended December 31, 2016, as compared to 11,051 days for the year ended December 31, 2015.

EBITDA for the year ended December 31, 2016 was negatively affected by the accounting effect of a $27.2 million impairment loss on the sale of the MSC Cristina and the Navios Apollon and a $19.4 million loss on the sale of the HMM securities. Excluding these items, Adjusted EBITDA decreased by $29.7 million to $123.5 million for the year ended December 31, 2016, as compared to $153.3 million for the same period in 2015. The decrease in Adjusted EBITDA was primarily due to a: (i) $33.2 million decrease in revenue; (ii) $2.7 million increase in management fees due to the increased number of vessels and the increased daily management fee; (iii) $4.4 million increase in general and administrative expenses; and (iv) $0.3 million increase in other expenses. The above decrease was partially mitigated by a: (i) $1.5 million decrease in time charter and voyage expenses; and (ii) $9.3 million increase in other income.

The reserve for estimated maintenance and replacement capital expenditures for the years ended December 31, 2016 and 2015 were $11.9 million and $13.8 million, respectively (please see Reconciliation of Non-GAAP Financial Measures in Exhibit 3).

Navios Partners generated an operating surplus for the year ended December 31, 2016 of $85.0 million, compared to $112.7 million for the year ended December 31, 2015. Operating Surplus is a non-GAAP financial measure used by certain investors to assist in evaluating a partnership’s ability to make quarterly cash distributions (please see Reconciliation of Non-GAAP Financial Measures in Exhibit 3).

Net income for the year ended December 31, 2016 was negatively affected by the accounting effect of a $27.2 million impairment loss on the sale of the MSC Cristina and the Navios Apollon, a $19.4 million loss on the sale of the HMM securities and a $20.5 million loss from the non-cash accelerated amortization of the intangible assets relating to two vessels. Excluding these items, Adjusted net income for the year ended December 31, 2016 amounted to $14.6 million compared to $41.8 million for the year ended December 31, 2015. The decrease in Adjusted net income of $27.2 million was due to a: (i) $29.7 million decrease in adjusted EBITDA; and (ii) $2.3 million increase in direct vessel expenses, comprising of the amortization of dry dock and special survey costs. The above decrease was partially mitigated by a: (i) $4.0 million decrease in depreciation and amortization; (ii) $0.5 decrease in interest expense and finance cost, net and (iii) $0.3 million increase in interest income.

Fleet Employment Profile

The following table reflects certain key indicators of Navios Partners’ core fleet performance for the three months and year ended December 31, 2016 and 2015.

	Three Month Period Ended December 31, 2016 (unaudited)	Three Month Period Ended December 31, 2015 (unaudited)	Year Ended December 31, 2016 (unaudited)	Year Ended December 31, 2015 (unaudited)
Available Days(1)	2,854	2,852	11,296	11,051
Operating Days(2)	2,848	2,839	11,279	11,029
Fleet Utilization(3)	99.8%	99.5%	99.8%	99.8%
Time Charter Equivalent (per day) (4)	$16,954	$18,223	$16,364	$19,739
Vessels operating at period end	32	31	32	31

(1)	Available days for the fleet represent total calendar days the vessels were in Navios Partners’ possession for the relevant period after subtracting off-hire days associated with scheduled repairs, dry dockings or special surveys. The shipping industry uses available days to measure the number of days in a relevant period during which a vessel is capable of generating revenues.
(2)	Operating days is the number of available days in the relevant period less the aggregate number of days that the vessels are off-hire due to any reason, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a relevant period during which vessels actually generate revenues.
(3)	Fleet utilization is the percentage of time that Navios Partners’ vessels were available for revenue generating available days, and is determined by dividing the number of operating days during a relevant period by the number of available days during that period. The shipping industry uses fleet utilization to measure efficiency in finding employment for vessels and minimizing the amount of days that its vessels are off-hire for reasons other than scheduled repairs, drydockings or special surveys.
(4)	TCE rate: Time Charter Equivalent rate per day is defined as voyage and time charter revenues less voyage expenses during a period divided by the number of available days during the period. The TCE rate per day is a standard shipping industry performance measure used primarily to present the actual daily earnings generated by vessels on various types of charter contracts for the number of available days of the fleet.

Conference Call Details:

Navios Partners’ management will host a conference call today, Tuesday, February 14, 2017 to discuss the results for the fourth quarter and year ended December 31, 2016.

Call Date/Time: Tuesday, February 14, 2017 at 8:30 am ET

Call Title: Navios Partners Q4 2016 Financial Results Conference Call

US Dial In: +1.866.394.0817

International Dial In: +1.706.679.9759

Conference ID: 5693 1496

The conference call replay will be available two hours after the live call and remain available for one week at the following numbers:

US Replay Dial In: +1.800.585.8367

International Replay Dial In: +1.404.537.3406

Conference ID: 5693 1496

Slides and audio webcast:

There will also be a live webcast of the conference call, through the Navios Partners website (www.navios-mlp.com) under “Investors”. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

A supplemental slide presentation will be available on the Navios Partners’ website under the “Investors” section by 8:00 am ET on the day of the call.

About Navios Maritime Partners L.P.

Navios Partners (NYSE: NMM) is a publicly traded master limited partnership which owns and operates container and dry bulk vessels. For more information, please visit our website at www.navios-mlp.com.

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events including Navios Partners’ 2017 cash flow generation, future contracted revenues, future distributions and its ability to have a dividend going forward, opportunities to reinvest cash accretively in a fleet renewal program or otherwise, potential capital gains, our ability to take advantage of dislocation in the market and Navios Partners’ growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as “may”, “expects”, “intends”, “plans”, “believes”, “anticipates”, “hopes”, “estimates”, and variations of such words and similar expressions are intended to identify forward-looking statements. Such statements include comments regarding expected revenue and time charters.

These forward-looking statements are based on the information available to, and the expectations and assumptions deemed reasonable by Navios Partners at the time these statements were made. Although Navios Partners believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Navios Partners. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, uncertainty relating to global trade, including prices of seaborne commodities and continuing issues related to seaborne volume and ton miles, our continued ability to enter into long-term time charters, our ability to maximize the use of our vessels, expected demand in the dry cargo shipping sector in general and the demand for our Panamax, Capesize, Ultra-Handymax and Container vessels in particular, fluctuations in charter rates for dry cargo carriers and container vessels, the aging of our fleet and resultant increases in operations costs, the loss of any customer or charter or vessel, the financial condition of our customers, changes in the availability and costs of funding due to conditions in the bank market, capital markets and other factors, increases in costs and expenses, including but not limited to: crew wages, insurance, provisions, port expenses, lube oil, bunkers, repairs, maintenance and general and administrative expenses, the expected cost of, and our ability to comply with, governmental regulations and maritime self-regulatory organization standards, as well as standard regulations imposed by our charterers applicable to our business, general domestic and international political conditions, competitive factors in the market in which Navios Partners operates; risks associated with operations outside the United States; and other factors listed from time to time in Navios Partners’ filings with the Securities and Exchange Commission, including its Form 20-Fs and Form 6-Ks. Navios Partners expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Navios Partners’ expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based. Navios Partners makes no prediction or statement about the performance of its common units.

Contacts

Navios Maritime Partners L.P.

+1 (212) 906 8645

Investors@navios-mlp.com

Nicolas Bornozis

Capital Link, Inc.

+1 (212) 661 7566

naviospartners@capitallink.com

EXHIBIT 1

NAVIOS MARITIME PARTNERS L.P.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of U.S. Dollars except unit data)

	December 31, 2016 (unaudited)	December 31, 2015 (unaudited)
ASSETS
Current assets
Cash and cash equivalents	$17,360	$26,750
Restricted cash	7,728	7,789
Accounts receivable, net	10,022	3,999
Amounts due from related parties	19,639	—
Prepaid expenses and other current assets	1,600	1,297

Total current assets	56,349	39,835

Vessels, net	1,037,206	1,230,049
Vessel held for sale	125,000	—
Deferred drydock and special survey costs, net and other long-term assets	21,282	22,232
Investment in affiliates	1,257	1,315
Loans receivable from affiliates	2,422	1,521
Intangible assets	18,952	55,339
Notes receivable	6,112	—

Total non-current assets	1,212,231	1,310,456

Total assets	$1,268,580	$1,350,291

LIABILITIES AND PARTNERS’ CAPITAL
Current liabilities
Accounts payable	$3,276	$2,706
Accrued expenses	4,445	2,516
Deferred revenue	17,198	4,290
Current portion of long-term debt, net	74,031	23,336
Amounts due to related parties	—	8,680

Total current liabilities	98,950	41,528

Long-term debt, net	449,745	574,742
Amounts due to related parties	11,105	—
Deferred revenue	28,571	1,806

Total non-current liabilities	489,421	576,548

Total liabilities	588,371	618,076

Commitments and contingencies	—	—
Partners’ capital:
Common Unitholders (83,323,911 and 83,079,710 units issued and outstanding at December 31, 2016 and December 31, 2015, respectively)	677,081	728,046
General Partner (1,700,493 and 1,695,509 units issued and outstanding at December 31, 2016 and December 31, 2015, respectively	3,128	4,169

Total partners’ capital	680,209	732,215

Total liabilities and partners’ capital	$1,268,580	$1,350,291

NAVIOS MARITIME PARTNERS L.P.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

	Three Month Period Ended December 31, 2016 (unaudited)	Three Month Period Ended December 31, 2015 (unaudited)	Year Ended December 31, 2016 (unaudited)	Year Ended December 31, 2015 (unaudited)
Time charter and voyage revenues	$49,665	$53,314	$190,524	$223,676
Time charter and voyage expenses	(1,283)	(1,343)	(5,673)	(7,199)
Direct vessel expenses	(1,710)	(1,472)	(6,381)	(4,043)
Management fees (entirely through related parties transactions)	(14,890)	(14,481)	(59,209)	(56,504)
General and administrative expenses	(4,885)	(2,207)	(12,351)	(7,931)
Depreciation and amortization	(16,615)	(18,805)	(92,370)	(75,933)
Vessel impairment losses	(10,008)	—	(27,201)	—
Loss on sale of securities	—	—	(19,435)	—
Interest expense and finance cost, net	(7,606)	(7,717)	(31,247)	(31,720)
Interest income	201	69	541	222
Other income	5,258	3,529	14,523	5,232
Other expense	(215)	(3,080)	(4,270)	(3,995)

Net (loss)/ income	$(2,088)	$7,807	$(52,549)	$41,805

Earnings per unit:

	Three Month Period Ended December 31, 2016 (unaudited)	Three Month Period Ended December 31, 2015 (unaudited)	Year Ended December 31, 2016 (unaudited)	Year Ended December 31, 2015 (unaudited)
Earnings per unit:
Common unit (basic and diluted)	$(0.02)	$0.09	$(0.62)	$0.48

NAVIOS MARITIME PARTNERS L.P.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of U.S. Dollars)

	Year Ended December 31, 2016 (unaudited)	Year Ended December 31, 2015 (unaudited)
OPERATING ACTIVITIES
Net (loss)/ income	$(52,549)	$41,805
Adjustments to reconcile net (loss)/ income to net cash provided by operating activities:
Depreciation and amortization	92,370	75,933
Vessel impairment losses	27,201	—
Loss on sale of securities	19,435	—
Gain on debt prepayment	(2,140)	—
Non cash accrued interest income and amortization of deferred revenue	(5,717)	—
Amortization and write-off of deferred financing cost and discount	4,003	3,727
Amortization of deferred drydock and special survey costs	6,381	4,043
Equity in earnings of affiliates	59	(94)
Equity compensation expense	93	—
Changes in operating assets and liabilities:
Net (increase)/ decrease in restricted cash	(5,286)	(426)
(Increase)/ decrease in accounts receivable	(6,023)	9,279
(Increase)/ decrease in prepaid expenses and other current assets	(303)	173
Decrease in other long-term assets	61	20
Increase/ (decrease) in accounts payable	570	(1,118)
Increase/ (decrease) in accrued expenses	1,929	(1,107)
(Decrease)/ increase in deferred revenue	(1,000)	1,786
Increase in amounts due to related parties	3,025	6,800
Increase in amounts due from related parties	(20,089)	—
Payments for dry dock and special survey costs	(5,493)	(17,545)

Net cash provided by operating activities	56,527	123,276
INVESTING ACTIVITIES:
Acquisition of vessels	(15,341)	(147,830)
Investment in affiliates	—	(700)
Loans receivable from affiliates	(450)	(771)
Proceeds from sale of securities	20,842	—

Net cash provided by / (used in) investing activities	5,051	(149,301)
FINANCING ACTIVITIES:
Cash distributions paid	—	(132,306)
Net proceeds from issuance of general partner units	10	1,528
Proceeds from issuance of common units, net of offering costs	440	72,090
Proceeds from long-term debt	29,000	79,819
Net decrease/ (increase) in restricted cash	5,347	(6,409)
Repayment of long-term debt and payment of principal	(104,624)	(60,696)
Deferred financing cost	(1,141)	(746)

Net cash used in financing activities	(70,968)	(46,720)

Decrease in cash and cash equivalents	(9,390)	(72,745)
Cash and cash equivalents, beginning of period	26,750	99,495

Cash and cash equivalents, end of period	$17,360	$26,750

EXHIBIT 2

Owned Drybulk Vessels	Type	Built	Capacity (DWT)
Navios Apollon(1)	Ultra-Handymax	2000	52,073
Navios Soleil	Ultra-Handymax	2009	57,337
Navios La Paix	Ultra-Handymax	2014	61,485
Navios Gemini S	Panamax	1994	68,636
Navios Libra II	Panamax	1995	70,136
Navios Felicity	Panamax	1997	73,867
Navios Galaxy I	Panamax	2001	74,195
Navios Hyperion	Panamax	2004	75,707
Navios Alegria	Panamax	2004	76,466
Navios Orbiter	Panamax	2004	76,602
Navios Helios	Panamax	2005	77,075
Navios Hope	Panamax	2005	75,397
Navios Sun	Panamax	2005	76,619
Navios Sagittarius	Panamax	2006	75,756
Navios Harmony	Panamax	2006	82,790
Navios Fantastiks	Capesize	2005	180,265
Navios Aurora II	Capesize	2009	169,031
Navios Pollux	Capesize	2009	180,727
Navios Fulvia	Capesize	2010	179,263
Navios Melodia	Capesize	2010	179,132
Navios Luz	Capesize	2010	179,144
Navios Buena Ventura	Capesize	2010	179,259
Navios Joy	Capesize	2013	181,389
Navios Beaufiks	Capesize	2004	180,310

Owned Container Vessels	Type	Built	Capacity (TEU)
Hyundai Hongkong	Container	2006	6,800
Hyundai Singapore	Container	2006	6,800
Hyundai Tokyo	Container	2006	6,800
Hyundai Shanghai	Container	2006	6,800
Hyundai Busan	Container	2006	6,800
YM Utmost	Container	2006	8,204
YM Unity	Container	2006	8,204
MSC Cristina(2)	Container	2011	13,100

(1)	The vessel is expected to be delivered by April 2017.
(2)	The vessel has been classified as held for sale and was sold on January 12, 2017.

EXHIBIT 3

Disclosure of Non-GAAP Financial Measures

1. EBITDA and Adjusted EBITDA

EBITDA represents net income before interest and finance costs, before depreciation and amortization and income taxes. We use EBITDA and Adjusted EBITDA as a liquidity measure and reconcile EBITDA and Adjusted EBITDA to net cash provided by/(used in) operating activities, the most comparable U.S. GAAP liquidity measure. EBITDA and Adjusted EBITDA in this document is calculated as follows: net cash provided by/(used in) operating activities adding back, when applicable and as the case may be, the effect of (i) net increase/(decrease) in operating assets, (ii) net (increase)/decrease in operating liabilities, (iii) net interest cost, (iv) amortization and write-off of deferred finance charges and other related expenses, (v) provision for losses on accounts receivable, (vi) equity in earnings of affiliates, net of dividends received, (vii) payments for drydock and special survey costs, (viii) gain/(loss) on sale of assets/subsidiaries, (ix) impairment charges, (x) non cash accrued interest income and amortization of deferred revenue, (xi) gain/ (loss) on debt repayments and (xii) equity compensation expense. Navios Partners believes that EBITDA and Adjusted EBITDA are each the basis upon which liquidity can be assessed and presents useful information to investors regarding Navios Partners’ ability to service and/or incur indebtedness, pay capital expenditures, meet working capital requirements and make cash distributions. Navios Partners also believes that EBITDA and Adjusted EBITDA are used: (i) by potential lenders to evaluate potential transactions; (ii) to evaluate and price potential acquisition candidates; and (iii) by securities analysts, investors and other interested parties in the evaluation of companies in our industry.

Adjusted EBITDA represents EBITDA excluding certain items, as described under “Earnings Highlights.”

EBITDA and Adjusted EBITDA have limitations as an analytical tool, and should not be considered in isolation or as a substitute for the analysis of Navios Partners’ results as reported under U.S. GAAP. Some of these limitations are: (i) EBITDA and Adjusted EBITDA do not reflect changes in, or cash requirements for, working capital needs; and (ii) although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future. EBITDA and Adjusted EBITDA do not reflect any cash requirements for such capital expenditures. Because of these limitations, EBITDA and Adjusted EBITDA should not be considered as a principal indicator of Navios Partners’ performance. Furthermore, our calculation of EBITDA and Adjusted EBITDA may not be comparable to that reported by other companies due to differences in methods of calculation.

2. Operating Surplus

Operating Surplus represents net income adjusted for depreciation and amortization expense, non-cash interest expense, estimated maintenance and replacement capital expenditures and one-off items. Maintenance and replacement capital expenditures are those capital expenditures required to maintain over the long term the operating capacity of, or the revenue generated by, Navios Partners’ capital assets.

Operating Surplus is a quantitative measure used in the publicly-traded partnership investment community to assist in evaluating a partnership’s ability to make quarterly cash distributions. Operating Surplus is not required by accounting principles generally accepted in the United States and should not be considered a substitute for net income, cash flow from operating activities and other operations or cash flow statement data prepared in accordance with accounting principles generally accepted in the United States or as a measure of profitability or liquidity.

3. Available Cash

Available Cash generally means for each fiscal quarter, all cash on hand at the end of the quarter:

•	less the amount of cash reserves established by the Board of Directors to:

•	provide for the proper conduct of Navios Partners’ business (including reserve for maintenance and replacement capital expenditures);

•	comply with applicable law, any of Navios Partners’ debt instruments, or other agreements; or

•	provide funds for distributions to the unitholders and to the general partner for any one or more of the next four quarters;

•	plus all cash on hand on the date of determination of available cash for the quarter resulting from working capital borrowings made after the end of the quarter. Working capital borrowings are generally borrowings that are made under any revolving credit or similar agreement used solely for working capital purposes or to pay distributions to partners.

Available Cash is a quantitative measure used in the publicly-traded partnership investment community to assist in evaluating a partnership’s ability to make quarterly cash distributions. Available cash is not required by accounting principles generally accepted in the United States and should not be considered a substitute for net income, cash flow from operating activities and other operations or cash flow statement data prepared in accordance with accounting principles generally accepted in the United States or as a measure of profitability or liquidity.

4. Reconciliation of Non-GAAP Financial Measures

	Three Month Period Ended December 31, 2016 ($ ‘000) (unaudited)	Three Month Period Ended December 31, 2015 ($ ‘000) (unaudited)	Year Ended December 31, 2016 ($ ‘000) (unaudited)	Year Ended December 31, 2015 ($ ‘000) (unaudited)
Net cash provided by operating activities	$21,902	$25,268	$56,527	$123,276
Net decrease/ (increase) in operating assets	3,269	(6,745)	37,133	8,499
Net (decrease)/ increase in operating liabilities	(3,085)	10,298	(4,524)	(6,361)
Net interest cost	7,405	7,648	30,706	31,498
Amortization and write-off of deferred financing cost	(986)	(786)	(4,003)	(3,727)
Vessel impairment losses	(10,008)	—	(27,201)	—
Loss on sale of securities	—	—	(19,435)	—
Gain on debt prepayment	2,140	—	2,140	—
Equity compensation expense	(93)	—	(93)	—
Non cash accrued interest income and amortization of deferred revenue	3,151	—	5,717	—
Equity in earnings of affiliates	(53)	49	(59)	94

EBITDA(1)	$23,642	$35,732	$76,908	$153,279
Vessel impairment losses	10,008	—	27,201	—
Loss on sale of securities	—	—	19,435	—

Adjusted EBITDA	$33,650	$35,732	$123,544	$153,279
Cash interest income	1	4	7	51
Cash interest paid	(6,627)	(6,940)	(26,694)	(26,787)
Maintenance and replacement capital expenditures	(2,975)	(3,621)	(11,899)	(13,811)

Operating Surplus	$24,049	$25,175	$84,958	$112,732
Cash distribution paid relating to the first three quarters of the year	—	—	—	(94,208)
Cash reserves	(24,049)	(25,175)	(84,958)	(18,524)

Available cash for distribution	$—	$—	$—	$—

(1)

	Three Month Period Ended December 31, 2016 ($ ‘000) (unaudited)	Three Month Period Ended December 31, 2015 ($ ‘000) (unaudited)	Year Ended December 31, 2016 ($ ‘000) (unaudited)	Year Ended December 31, 2015 ($ ‘000) (unaudited)
Net cash provided by operating activities	$21,902	$25,268	$56,527	$123,276
Net cash (used in)/ provided by investing activities	$(15,341)	$(75)	$5,051	$(149,301)
Net cash used in financing activities	$(29,780)	$(23,584)	$(70,968)	$(46,720)